Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 2, 2010, relating to the financial statements and financial statement schedules of Advance Auto Parts, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of new accounting standards and a change in accounting principle for costs included in inventory), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Advance Auto Parts, Inc. for the year ended January 2, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, VA

April 26, 2010